Filed Pursuant to Rule 424(b)(3)

SEC Registration No. 333-131770

PROSPECTUS SUPPLEMENT NO. 1

DATED JANUARY 4, 2007

IRVINE SENSORS CORPORATION

Prospectus Supplement No. 1

to Prospectus Dated August 31, 2006

This Prospectus Supplement No. 1 is part of and should be read in conjunction with the prospectus of Irvine Sensors Corporation, a Delaware corporation, dated August 31, 2006, relating to the resale of 5,755,186 shares of the common stock of Irvine Sensors Corporation by certain stockholders of Irvine Sensors Corporation, or their transferees, assignees, pledgees, donees or other successors. The information presented herein either supersedes and/or adds to similar information included in the prospectus.

The purpose of this prospectus supplement is to reflect the assignment by Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P. (collectively, “Pequot”) to Longview Fund, L.P. and Alpha Capital Anstalt of their subordinated secured convertible notes in the original aggregate principal amount of $10.0 million, under which the principal and accrued interest originally was convertible into up to 4,369,032 shares of the common stock of Irvine Sensors Corporation, which shares are covered by the prospectus. The assignment is reported in the Current Report on Form 8-K of Irvine Sensors Corporation as filed with the Securities and Exchange Commission on January 3, 2007. In this regard, Longview Fund, L.P. and Alpha Capital Anstalt have been added to the Selling Stockholders table, appearing on page 18 of the prospectus, with respect to certain shares issuable from time to time upon conversion of principal and accrued interest under the subordinated secured convertible notes, and corresponding changes have been made to the entries in the table for Pequot, all as set forth below. The information contained in the table under the caption “Selling Stockholders” appearing on page 18 of the prospectus is hereby updated, supplemented and restated as set forth below.

	Beneficially Owned Prior to Offering		Number of Shares Being Offered by Selling Stockholders in Offering	Beneficially Owned After Offering
Selling Stockholder	Number of Shares	Percent†		Number of Shares	Percent†
Alpha Capital Anstalt (12)	997,664(17)(20)	4.99%	551,134(16)(18)	962,923(22)	4.82%
Longview Fund, L.P. (11)	997,664(14)(19)	4.99%	3,471,742(13)(15)	997,664(21)	4.99%
Pequot Private Equity Fund III, L.P. (7)	1,700,313(1)(2)	8.5%	1,483,221(3)	1,633,619(9)	8.2%
Pequot Offshore Private Equity Partners III, L.P. (7)	279,021(4)(5)	1.4%	209,088(6)	230,286(10)	1.2%
Richard Behfarin (8)	40,000	*	40,000	—	—

*	Represents beneficial ownership of less than 1.0% of the outstanding shares of common stock.

†	The percentages shown in the table are based on 19,993,280 shares of common stock outstanding as of the date immediately preceding the assignment described in this prospectus supplement.

(1)	Includes (i) 67,494 shares issued upon conversion of accrued interest under Series 1 and Series 2 subordinated secured convertible notes, (ii) 1,179,835 shares issued upon exercise of Series 1 and Series 2 warrants and (iii) an additional 1,633,619 shares issuable upon exercise of Series 1 and Series 2 warrants, all subject to a blocker that would prevent such selling stockholder’s and its affiliates’ aggregate ownership at any given time from exceeding 9.9% of our outstanding common stock. The number of shares and percentage shown reflect the 9.9% limitation applied proportionally to such selling stockholder and its affiliated entities.

(2)	Does not include an additional 235,892 shares that may be issuable upon conversion of accrued and unpaid interest under the Series 1 and Series 2 notes.

(3)	Consists of (i) 67,494 shares issued upon conversion of accrued interest under Series 1 and Series 2 subordinated secured convertible notes, (ii) 1,179,835 shares issued upon exercise of Series 1 and Series 2 warrants and (iii) up to an additional 235,892 shares issuable upon conversion of accrued and unpaid interest under the Series 1 and Series 2 notes. Such shares issuable upon conversion of accrued and unpaid interest under the Series 1 and Series 2 notes were estimated based upon the amount of accrued and unpaid interest of $472,797.56 divided by an assumed market price of $2.0043, which represents 93% of the arithmetic average of the volume weighted average price of our common stock for each of the 20 consecutive trading days prior to June 30, 2006, which was the most recent interest payment date prior to the date of the prospectus and is being used here solely for purposes of this estimate.

(4)	Includes (i) 9,515 shares issued upon conversion of accrued interest under Series 1 and Series 2 subordinated secured convertible notes, (ii) 166,319 shares issued upon exercise of Series 1 and Series 2 warrants and (iii) an additional 230,286 shares issuable upon exercise of Series 1 and Series 2 warrants, all subject to a blocker that would prevent such selling stockholder’s and its affiliates’ aggregate ownership at any given time from exceeding 9.9% of our outstanding common stock. The number of shares and percentage shown reflect the 9.9% limitation applied proportionally to such selling stockholder and its affiliated entities.

(5)	Does not include an additional 33,254 shares that may be issuable upon conversion of accrued and unpaid interest under the Series 1 and Series 2 notes.

(6)	Consists of (i) 9,515 shares issued upon conversion of accrued interest under Series 1 and Series 2 subordinated secured convertible notes, (ii) 166,319 shares issued upon exercise of Series 1 and Series 2 warrants and (iii) up to an additional 33,254 shares issuable upon conversion of accrued and unpaid interest under the Series 1 and Series 2 notes. Such shares issuable upon conversion of accrued and unpaid interest under the Series 1 and Series 2 notes were estimated based upon the amount of accrued and unpaid interest of $66,649.31 divided by an assumed market price of $2.0043, which represents 93% of the arithmetic average of the volume weighted average price of our common stock for each of the 20 consecutive trading days prior to June 30, 2006, which was the most recent interest payment date prior to the date of the prospectus and is being used here solely for purposes of this estimate.

(7)	Pequot Capital Management, Inc. is the investment manager/advisor of, and exercises sole investment discretion over, Pequot Private Equity Fund III, L.P. and Pequot Offshore Private Equity Partners III, L.P., and as such, has voting and dispositive power over these shares. The address of Pequot Capital Management, Inc. is 500 Nyala Farm Road, Westport, CT 06880. Arthur J. Samberg is the executive officer, director and controlling shareholder of Pequot Capital Management, Inc.

(8)	The address for Richard Behfarin is 280 S. Beverly Drive, #404, Beverly Hills, CA 90212.

(9)	Consists of 1,633,619 shares issuable upon exercise of Series 1 and Series 2 warrants, exercisable within 60 days of the date of this prospectus supplement.

(10)	Consists of 230,286 shares issuable upon exercise of Series 1 and Series 2 warrants, exercisable within 60 days of the date of this prospectus supplement.

(11)	The address of Longview Fund, L.P. is c/o Viking Asset Management, LLC, 600 Montgomery Street, 44th Floor, San Francisco, CA 94111. Peter T. Benz exercises voting and investment control with respect to the shares of common stock held by this selling stockholder.

(12)	The address of Alpha Capital Anstalt is Pradafant 7, Furstatums 9490, Vadus, Lichtenstein. Konrad Ackerman and Reinhold Wohlwerd exercise voting and investment control with respect to the shares of common stock held by this selling stockholder.

(13)	Includes 3,319,231 shares issuable upon conversion of principal under the Series 1 and Series 2 notes.

(14)	Does not include an additional 152,511 shares that may be issuable upon conversion of accrued interest under the Series 1 and Series 2 notes.

(15)	Also includes up to an additional 152,511 shares issuable upon conversion of accrued interest under the Series 1 and Series 2 notes. Such shares issuable upon conversion of accrued interest under the Series 1 and Series 2 notes were estimated based upon the maximum interest rate of 3.5% per annum, multiplied by the aggregate original principal amount of the Series 1 and Series 2 notes on an amortized basis and divided by an assumed market price of $2.0043, which represents 93% of the arithmetic average of the volume weighted average price of our common stock for each of the 20 consecutive trading days prior to June 30, 2006, which was the most recent interest payment date prior to the date of the prospectus and is being used here solely for purposes of this estimate.

(16)	Includes 526,923 shares issuable upon conversion of principal under the Series 1 and Series 2 notes.

(17)	Does not include an additional 24,211 shares that may be issuable upon conversion of accrued interest under the Series 1 and Series 2 notes.

(18)	Also includes up to an additional 24,211 shares issuable upon conversion of accrued interest under the Series 1 and Series 2 notes. Such shares issuable upon conversion of accrued interest under the Series 1 and Series 2 notes were estimated based upon the maximum interest rate of 3.5% per annum, multiplied by the aggregate original principal amount of the Series 1 and Series 2 notes on an amortized basis and divided by an assumed market price of $2.0043, which represents 93% of the arithmetic average of the volume weighted average price of our common stock for each of the 20 consecutive trading days prior to June 30, 2006, which was the most recent interest payment date prior to the date of the prospectus and is being used here solely for purposes of this estimate.

(19)	Includes (i) an aggregate of 6,638,462 shares issuable upon conversion of principal under the Series 1 and Series 2 notes and (ii) 2,589,000 shares issuable upon exercise of Class A warrants, all subject to a blocker that would prevent such selling stockholder’s ownership at any given time from exceeding 4.99% of our outstanding common stock, which may be increased to a maximum of 9.99% upon 61 days’ prior written notice from the such selling stockholder.

(20)	Includes (i) an aggregate of 1,053,846 shares issuable upon conversion of principal under the Series 1 and Series 2 notes, (ii) 411,000 issuable upon exercise of Class A warrants and (iii) 25,000 shares issuable upon exercise of previously issued warrants, all subject to a blocker that would prevent such selling stockholder’s ownership at any given time from exceeding 4.99% of our outstanding common stock, which may be increased to a maximum of 9.99% upon 61 days’ prior written notice from the such selling stockholder.

(21)	Includes (i) 3,319,231 issuable upon conversion of principal under the Series 1 and Series 2 notes and (ii) 2,589,000 shares issuable upon exercise of Class A warrants, all subject to a blocker that would prevent such selling stockholder’s ownership at any given time from exceeding 4.99% of our outstanding common stock, which may be increased to a maximum of 9.99% upon 61 days’ prior written notice from the such selling stockholder.

(22)	Includes (i) 526,923 issuable upon conversion of principal under the Series 1 and Series 2 notes, (ii) 411,000 issuable upon exercise of Class A warrants and (iii) 25,000 shares issuable upon exercise of previously issued warrants.

This prospectus supplement reflects the following changes with respect to the Series 1 and Series 2 subordinated secured convertible notes as assigned to Longview Fund, L.P. and Alpha Capital Anstalt, as well as with respect to the warrants to purchase common stock held by Pequot:

On December 29, 2006, we entered into a Term Loan and Security Agreement with Longview Fund, LP and Alpha Capital Anstalt, pursuant to which we borrowed $8.25 million pursuant to a non-convertible term loan, of which approximately $5.9 million was used to pay in full our obligations to our senior lender, Square 1 Bank. The Loan Agreement provides that we shall make quarterly interest payments during the term of the term loan, which interest shall accrue at a rate of 11% per annum. At our election, we may pay interest under the term loan in shares of our common stock valued at 80% of the average of the three lower closing bid prices of the common stock for the twenty trading days ending on the trading day preceding the relevant interest payment date, provided that we have obtained approval of our stockholders, if necessary to do so, and there is no event of default.

In connection with the term loan, and pursuant to a Subscription Agreement and a Registration Rights Agreement entered into on December 29, 2006 among us, Longview and Alpha Capital, we issued five-year warrants to the Longview and Alpha Capital to purchase up to an aggregate of 3,000,000 shares of common stock at an exercise price of $1.30 per share, subject to adjustment for stock splits, stock dividends, recapitalizations and the like. The exercise price, but not the number of shares issuable, under these warrants also is subject to adjustment in the event of a dilutive issuance. At our election, we may pay certain applicable liquidated damages under these warrants or the Registration Rights Agreement in shares of common stock to the extent that issuance of common stock does not exceed, absent stockholder approval, 945,507 shares when aggregated with any interest payments made in shares of common stock under the Loan Agreement. We have granted registration rights with respect to the shares of common stock issuable to Longview and Alpha Capital. We also have granted Longview and Alpha Capital a right of first offer on certain future issuances of securities by us.

Concurrently with the closing of the term loan, pursuant to an Assignment Agreement and Addendum entered into on December 29, 2006, Longview and Alpha Capital also purchased from Pequot all of their Series 1 and Series 2 notes in the original principal amount of $10 million, which had originally been issued by us in a private placement in December 2005.

As a result of the issuance of the warrants to Longview and Alpha Capital, the conversion price of the Series 1 and Series 2 notes was automatically reduced to $1.30 per share pursuant to the anti-dilution provisions in the notes. At such conversion price, the principal amount of the notes is presently convertible into 7,692,308 shares of common stock. The notes bear interest at 3.5% per annum, subject to potential reduction over time, and currently mature on December 30, 2009. Principal and interest under the notes is convertible into shares of common stock at a conversion price per share of $1.30, subject to adjustment for stock splits, stock dividends, recapitalizations and the like and for certain price dilutive issuances. Subject to certain conditions and limitations, the principal and interest under the notes also may be repaid with shares of common stock. In June 2006, our stockholders approved the conversion of the notes into an aggregate number of shares of common stock exceeding 19.99% of our outstanding common stock. We have granted registration rights with respect to the shares of common stock issuable upon repayment, conversion or exercise of the notes.

In connection with the assignment, Longview and Alpha Capital have agreed to waive the prior events of default previously alleged by Pequot under the notes, have agreed to extend the maturity date of the Series 2 notes from the original date of December 30, 2007 to December 30, 2009 (the same maturity date as the Series 1 notes) in accordance with the terms of the Series 2 notes, and have agreed to be subject to a blocker that would prevent each of Longview’s and Alpha Capital’s stock ownership at any given time from exceeding 4.99% of our outstanding common stock (which percentage may increase but never above 9.99%).

On December 28, 2006, prior to the assignment, we entered into a Letter Agreement with Pequot whereby Pequot Private Equity Fund III, L.P. waived its rights under that certain Side Letter dated December 30, 2005 to designate a director to serve on our Board of Directors. In addition, Pequot agreed to be subject to a blocker that would prevent their stock ownership at any given time from exceeding 9.9% of our outstanding common stock. In consideration for the Letter Agreement, we paid Pequot $25,000.

In connection with the assignment, on December 29, 2006, we entered into a Settlement Agreement and Mutual Release with Pequot to resolve all disputes regarding alleged events of default and certain other matters under the notes when they were held by Pequot, and to mutually release each other and related persons for claims and losses arising from actions taken prior to the assignment, including claims relating to the notes, any issuance of securities and any agreements or transactions between us and Pequot. The settlement also includes a mutual covenant not to sue for events prior to the assignment, and certain indemnification for events prior to the assignment. In consideration of the settlement, we agreed to pay Pequot a settlement payment of $1.25 million, accrued and unpaid interest of $539,446.87 on the notes from September 30, 2006 through December 29, 2006, and $230,000 as reimbursement for attorneys fees and expenses.

As previously disclosed, in a private placement in December 2005, we had issued to Pequot four-year warrants to purchase an aggregate of 1,346,154 shares of our common stock at an initial exercise price of $3.10 per share. As a result of the issuance of the warrants to the Longview and Alpha Capital, the exercise price of the Pequot warrants was automatically reduced to $1.30 per share and the number of shares issuable upon exercise of the Pequot warrants was automatically increased to an aggregate of 3,210,059 shares, pursuant to the anti-dilution provisions of the Pequot warrants. In connection with the settlement, Pequot exercised a portion of the Pequot warrants and purchased 1,346,154 shares of our common stock from us on December 29, 2006. In connection with the settlement, Pequot also has agreed to a mandatory exercise of the Pequot warrants for an additional 902,267 shares for cash no later than March 14, 2007, provided that certain conditions are met, including that the shares can be resold under an effective registration statement and that the average daily volume-weighted average price of our common stock has, for any seven consecutive trading days following and during the effective resale registration of such shares exceeded 110% of the exercise price. In the event that the specified conditions have not been met by March 14, 2007, then Pequot will not be required to complete the mandatory exercise, but may exercise the remaining Pequot warrants in accordance with their terms, including on a “cashless exercise” basis.

The interest described above will be payable on the earliest of (i) the mandatory exercise as an offset to the aggregate exercise price therefor, (ii) the exercise after March 14, 2007 by Pequot of the Pequot warrants to purchase an aggregate of 902,267 shares as an offset to the aggregate exercise price therefor, (iii) such earlier date in cash at our election, or (iv) May 31, 2007 in cash. If such Pequot warrants are exercised on a cashless basis, we may pay a proportional amount of the interest in shares in the manner provided in the notes, subject to certain conditions. As provided in the notes, the number of shares issuable as payment for interest is determined by dividing the amount of the interest by 93% of the arithmetic average of the volume-weighted average price of our common stock for each of the 20 consecutive trading days prior to the exercise date. If we do not pay Pequot the interest described above in full by March 14, 2007, we must pay Pequot interest at a rate of 18% per annum on the amount of unpaid interest for the period from March 14, 2007 until paid in full.

The attorneys fees reimbursement described above will be payable (i) by an offset from the exercise price in connection with the mandatory exercise, or (ii) on March 14, 2007 in the event the mandatory exercise has not been completed by such date. If we do not pay Pequot the attorneys fees reimbursement described above in full on March 14, 2007, we must pay Pequot interest at a rate of 18% per annum on the amount of unpaid attorneys fees reimbursement for the period from March 14, 2007 until paid in full.

The Settlement Agreement provides that, upon the assignment, we and Pequot will not have any further rights, obligations or liabilities to each other under the notes, the security agreements or the guaranty that were assigned to Longview and Alpha Capital and, upon the full exercise of the Pequot warrants, we and Pequot will not have any further rights, obligations or liabilities to each other under the Securities Purchase Agreement dated December 30, 2005, as amended, except for certain indemnification rights, registration rights and certain other covenants applicable to the Pequot warrants. Upon completion of the assignment, the Securities Purchase Agreement (other than the surviving provisions described above) and the Side Letter were terminated. In addition, we and Pequot waived any existing defaults, breaches or noncompliance of each other under any of the original agreements and other instruments entered into in connection with the December 2005 private placement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 4, 2007.